                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )*
                                            ---

                            DSP Communications, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.001 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  23332K 10 6
           --------------------------------------------------------
                                 (CUSIP Number)

                                  Davidi Gilo
                           c/o DSP Communications, Inc.
         20300 Stevens Creek Boulevard, Suite 465, Cupertino, CA 95014
         -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               March 9, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23332K 10 6
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Davidi Gilo, individually and as sole shareholder and President of Harmony Management, Inc., as trustee of the Davidi and Sandra Gilo Trust, and as President of the Gilo Family Foundation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,951,549 shares
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,951,549 shares
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,951,549 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     4.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23332K 10 6
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Harmony Management, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,313,704 exercised by Davidi Gilo as sole
 by Each Reporting                shareholder and President
 Person with                 --------------------------------------------------
                              (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,313,704 exercised by Davidi Gilo as sole
                                  stockholder and President
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,313,704 exercised by Davidi Gilo as sole stockholder and President
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     3.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23332K 10 6
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Davidi and Sandra Gilo Trust Dated January 18, 1991
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               382,657 exercised by Davidi Gilo as trustee
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  382,657 exercised by Davidi Gilo as trustee
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     382,657 exercised by Davidi Gilo as trustee
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     1.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23332K 10 6
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Gilo Family Foundation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               100,000 exercised by Davidi Gilo as President
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  100,000 exercised by Davidi Gilo as President
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 exercised by Davidi Gilo as President
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                           AMENDMENT NO. 1 TO SCHEDULE 13D

     This is an amendment to the statement on Schedule 13D dated October 27, 1997 with respect to the common stock, par value $0.001 per share (the "Common Stock") of DSP Communications, Inc. (the "Issuer"), filed on behalf of Harmony Management, Inc. ("Harmony"), the Davidi and Sandra Gilo Trust dated January 18, 1991 (the "Trust"), the Gilo Family Foundation (the "Foundation"), and Davidi Gilo, individually and as sole stockholder and President of Harmony, as trustee of the Trust, and as President of the Foundation.

     As of March 9, 1998, none of the reporting persons beneficially owns 5% or more of the Issuer's Common Stock and from such date will no longer be required to file on Schedule 13D. This filing speaks as of March 9, 1998, and does not make any statements with respect to any day following such date.

     Item 5 is hereby amended as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     As of the date of this Amendment No. 1 to Schedule 13D, (i) Mr. Gilo owns individually options to purchase an aggregate of 155,188 shares of the Issuer's Common Stock which are exercisable within 60 days, representing 0.4% of the shares outstanding; (ii) Harmony owns an aggregate of 1,313,704 shares of the Issuer's Common Stock, representing 3.3% of the shares outstanding; (iii) the Trust owns an aggregate of 382,657 shares of the Issuer's Common Stock, representing 1.0% of the shares outstanding; and (iv) the Foundation owns an aggregate of 100,000 shares of the Issuer's Common Stock, representing 0.3% of the shares outstanding. Accordingly, Mr. Gilo, individually and as the sole shareholder and President of Harmony, as trustee of the Trust, and as President of the Foundation, is deemed to beneficially own an aggregate of 1,951,549 of the outstanding shares of the Issuer's Common Stock, representing 4.9% of the outstanding shares, based on 39,774,788 shares of Common Stock outstanding.

The reporting persons have made the following sales of Common Stock within the last 60 days:

           Reporting                                         Price
            Person            Date          Shares         Per Share
           ---------       ----------      --------        ---------
            Trust           1/26/98         35,000         $14.0000
            Trust           1/27/98         50,000         $14.2500
            Harmony         1/28/98         19,000         $14.3125
            Trust            2/2/98         50,000         $14.8125
            Trust            2/3/98         25,000         $15.0000
            Trust            2/3/98         16,000         $15.2500
            Trust            2/9/98         25,000         $15.1250
            Trust           2/10/98          5,000         $15.7500
            Trust           2/11/98         10,000         $15.6250
            Trust           2/11/98         42,000         $15.3185
            Trust           2/11/98         20,000         $15.5000
            Trust           2/12/98         10,000         $15.8750
            Trust           2/23/98         10,000         $15.7500
            Trust           2/23/98         20,000         $16.0000
            Trust           2/23/98         15,000         $16.1250
            Trust           2/25/98         20,000         $16.6250
            Trust           2/25/98         15,000         $16.6250
            Trust           2/26/98         20,000         $16.8750
            Trust           2/26/98         25,000         $16.8125
            Trust           2/27/98         50,000         $17.5000
            Trust           2/27/98         20,000         $17.6875

                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 1998



                                /s/ Davidi Gilo
                              ---------------------------------
                              DAVIDI GILO



                              HARMONY MANAGEMENT, INC.


                              By:    /s/ Davidi Gilo
                                   ----------------------------
                                   Davidi Gilo, President


                              THE DAVIDI AND SANDRA GILO TRUST


                              By:    /s/ Davidi Gilo
                                   ----------------------------
                                   Davidi Gilo, Trustee

                              GILO FAMILY FOUNDATION


                              By:    /s/ Davidi Gilo
                                   ----------------------------
                                   Davidi Gilo, President